Update on
Update on
the Entergy Transmission
the Entergy Transmission
Spin-Merge Transaction into ITC
Spin-Merge Transaction into ITC
Meeting with Louisiana Chemical Association
November 13, 2012
Presented by Entergy Louisiana
Transmission Business
Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299

1 1
Entergy Forward-Looking Information
Entergy Forward-Looking Information
In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly
Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, and
other filings made by Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent securities filings)
involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3)
failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

2 2
Additional Information and Where to Find It
Additional Information and Where to Find It
On September 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective.  This registration statement includes a proxy statement of
ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders.  In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available)
can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations,
P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-
ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175
Energy Way, Novi, MI 48377 or by calling 248-946-3000.

3 3 Agenda Agenda ITC Spin-Merge Transaction Overview Benefits of ETR – ITC Spin-Merge Transaction Approvals Required Storm Response

ITC Transmission
METC
ITC Midwest
ITC Great Plains
Entergy Transmission
Operating Subsidiaries
Green Power Express
KETA Project
Kansas V-Plan
Hugo to Valliant

4
The Transaction Parties –
The Transaction Parties –
ITC and Entergy
ITC and Entergy
Entergy Transmission Operations
•
Over 15,800 transmission line
miles in Arkansas, Louisiana,
Mississippi, Missouri, New Orleans
and Texas
•
Pursuing proposal to join MISO
ITC
•
~15,100 transmission line miles
•
Serves Michigan, Iowa, Minnesota,
Illinois, and Missouri
•
Member of MISO and SPP
4

ETR Before
ETR After
ITC After
Entergy
Entergy
ITC
TRANSMISSION
SERVICES

5
Pre/Post Merger –
Pre/Post Merger –
Industrial Customer Effect
Industrial Customer Effect
Targeted closing in 2013
SERVICES / BILLINGS SERVICES / BILLINGS
Utility
OpCos
Industrial
Customer
Account
Managers
Generation
Transmission
Distribution
Cust Srvs
Utility
OpCos
Industrial
Customer
Industrial
Customer
Account
Managers
Generation
Transmission
Distribution
Cust. Srvs
TransCo LLC
(New Holdco)
Transco Subs
5
Industrial
Customer
Industrial Customers will maintain same business relationship with Entergy

6 6 Benefits of ETR – ITC Spin-Merge Transaction ITC Spin-Merge Transaction Overview Agenda Agenda Approvals Required Storm Response

Europe, Australia, etc established independent transmission ownership and operation as the cornerstone of market reform

7 7 7
U.S.
U.S.
Transmission
Transmission
Grid
Grid
–
–
Historically
Historically
Fragmented
Fragmented
and
and
Inefficient
Inefficient
Historically, transmission
infrastructure development in
the U.S. primarily
focused on connecting load
and resources within
balancing authority areas,
with little interregional or
national perspective
In contrast,…
U.S. Electric Power Transmission Grid
•
More than 211,000 high voltage
transmission line miles
•
Operated by ~130 balancing authority
areas (ownership is even more
fragmented)
Source: FEMA, NERC
kV kV
115 115
138 138
161 161
230 230
345 345
500 500

The Transaction –
The Transaction –
Benefits Customers and Other Stakeholders
Benefits Customers and Other Stakeholders
•
•
Financial
Flexibility
and Growth
Operational
Excellence
Independence
Fosters
Regional
Planning
8
Provides proven business model for owning and operating transmission systems
Aligns with national policy objectives to facilitate investment in local, regional and inter-regional transmission, advance open access initiatives and promote access to competitive energy markets
•
Ensures safe and reliable operations and continued strengthening of overall grid performance through ITC’s singular focus on transmission system performance, planning and operations
•
Leverages Entergy employees’ knowledge and experience and fully utilizes Entergy’s world-class storm restoration process
•
Improves access to capital for transmission business and focuses financial resources solely on transmission system performance
•
Strengthens ability of Entergy Operating Companies to make needed investment in other areas of utility business
•
Instills confidence in wholesale markets by encouraging greater participation and disclosure by third parties
•
Leads to a more comprehensive planning process and a broader regional view than would otherwise be possible

9 9 ITC Spin-Merge Transaction Overview Agenda Agenda Storm Response Approvals Required Benefits of ETR – ITC Spin-Merge Transaction

ETR System Incident
Commander (SIC)
ITC System Incident
Commander (SIC)
System Section
Chiefs
System Planning
Section Chief
System Resource
Section
System Logistics
Section
Restoration
Prioritization Branch
Director
ITC Section
Chiefs
Entergy Liaison
Coord.
(New position)
ITC Technical/Management
employee assigned to
ETR System Command
Center in Jackson
ITC employee
ETR employee
Functional Incident
Commanders
(ex. Fossil, OPCO, Nuclear,
Gas)
Storm response organization will be modified to ensure
close coordination and interaction between Entergy and ITC
ETI
Customer
Customer
ITC Planning
Section
ITC Logistics
Section
ITC Resource
Section
Transmission Prioritization
Resource Coordination
Logistics Coordination
Storm
Storm
Response
Response
–
–
Utilizing
Utilizing
Best
Best
Practices
Practices
10

11 11 Storm Response ITC Spin-Merge Transaction Overview Agenda Agenda Approvals Required Benefits of ETR – ITC Spin-Merge Transaction

12 12
Pathway to Completion –
Pathway to Completion –
Required Approvals
Required Approvals
Authority Requirements
Entergy retail
regulators
•
Change of control of transmission assets
•
Affiliate transaction approvals related to steps in the spin / merge
FERC
•
Change of control of transmission assets (203 filing)
•
Acceptance of jurisdictional agreements (205 filing)
•
Acceptance of Ancillary Services Tariff to provide services until MISO full integration (205 filing)
•
Authorization to assume debt / issue securities (204 filings)
•
Changes to System Agreement to remove provisions related to transmission planning and equalization
•
ITC filing to establish new rate tariffs for the ITC operating companies
Nuclear Regulatory
Commission
•
Required for internal corporate reorganization in connection with spin-merge, and to satisfy license conditions
Hart-Scott-Rodino Act
•
Pre-merger notification to review potential antitrust/competition issues
IRS
•
Private letter ruling substantially to the effect that certain requirements for the tax-free treatment of the distribution of Transco are met
Securities and
Exchange Commission
•
ITC Form S-4 and Proxy Statement (including audited Transco financial statements and disclosures), and
•
Transco Registration Statement
ITC shareholders Approvals required for:
•
•
•
Merger,
Issuance of shares to ETR shareholders, and
Amendment to ITC charter to increase authorized number of shares